FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of November 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F  ☒ Form 40-F  ☐

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐. No  ☒

         [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               ]

NBG Group results

9-month 2007

Athens, 29 November 2007

Net profit up +66% to €1 313 million

(€ million)	9m.07	9m.06%
Attributable profit	1 313	791	+66%
Net profit from Domestic operations	909	547	+66%
Net profit from Finansbank	349	56	—
Net profit from Southeastern Europe	105	74	+41%
Earnings per share	€2.57	€1.55	+66%

Return on equity	*26.3%	26.4%	-10	bps
Cost: Income	47.6%	50.9%	-330	bps
Net interest margin (NIM)	4.24%	3.43%	+81	bps
Non performing loans ratio (NPL %)	3.6%	4.2%	-60	bps

(*) excluding gains on the sale of AGET and contributions to the FVRF

Total assets	84 250	73 065	+15%
Loans / Deposits ratio	88%	78%	+1000	bps

Our Q3 performance exceeds our expectations for dynamic growth in the Group’s business in Greece and, above all, the wider region of SE Europe and Turkey. Within an adverse economic environment, the Group continues to unroll its 3-year business plan, posting excellent performance on all fronts. Recurring profit in Q3 stands at a record high for the Group and in absolute terms the profit of the first three quarters of 2007 has already outstripped the profits of the entire previous year.

A substantial proportion of the Group’s income derives from its subsidiaries in SE Europe and Turkey, where the fastest growth in business was posted, thus vindicating our strategy to broaden and diversify the Group’s sources of income.

Foreign subsidiaries contributed over a third of total profit, with Finansbank holding the first place, delivering net profit of €349 million. This figure is even more impressive when considering the large margins for growth still offered by the Turkish market as well as the potential of the expanding branch network of Finansbank, which by the end of this year will almost double since the date the acquisition agreement was signed.

Taking advantage of strong capital and deposit base, the Group continues to implement successfully its 3-year business plan, despite the current economic conjunctive in international financial markets.

Athens, November 2007
Takis Arapoglou
Chairman of the Board and CEO

Group Return on Equity

Group Cost: Income

Group Net Interest Margin

Group Net Interest Income

Group Non-Performing Loans

(% of total loans)

The Group at a glance

Group attributable profit rose to a record €1 313 million for the 9 months of 2007, up 66% yoy. This impressive advance in profitability reflects the rapid growth in the Group’s banking business in Greece and the markets of Turkey and SE Europe, as set out in our business plan. Specifically:

•             Net profit from domestic business grew by 50% yoy, excluding profits from the sale of the Bank’s shareholding in AGET Herakles and the one-off donation to the Fire Victims Relief Fund (FVRF).

•             The contribution of Finansbank for the 9 months of 2007 amounted to €349 million compared with €56 million a year previously.

•             Group subsidiaries operating in SE Europe posted 41% growth in net profit to €105 million in 9m 2007.

Return on equity (excluding profits from the sale of the Bank’s shareholding in AGET Herakles and the donation to the FVRF) stood at 26.3% for the 9 month period. Q3 ROE surpassed 31%, outperforming the levels achieved by the Group prior to the €3 billion increase in share capital carried out in June 2006.

At the same time, the Group’s efficiency continues to pursue a positive course, as consolidation and streamlining of the Group’s back-up functions moves ahead successfully. This is reflected in the cost/income ratio, which remains below 50% (47.6% excluding profits from the sale of the Bank’s shareholding in AGET Herakles and the donation to the FVRF compared with 50.9% in the 9 month period of 2006), despite the investments carried out in the context of expansion in the markets of SE Europe and Turkey.

Although liquidity in the global money markets is tight, the Group’s interest income in the 9 months of 2007 stood at €2 223 million while net interest margin attained another record high of 4.24%. Considerable growth in interest margin was posted by the SE European subsidiaries, up 18 bps qoq, to 5.27%.

The substantial growth in the Group’s interest income reflects ongoing expansion in the loan book in Greece and abroad, as well as the large deposit base of the Group.

Total Group lending at the end of Q3 2007 amounted to €52 billion, up 29% yoy. Likewise, deposits grew 14% to €57 billion, compared with €50 billion a year previously. The loan-to-deposit ratio stood below 90%, which is low relative to the banking sector internationally. This excess liquidity serves as a strategic advantage under the current conditions in the global money and capital markets, as well as securing unconstrained funding for the Group’s future expansion.

The quality of the Group’s loan book was not adversely affected by this rapid loan expansion. The ratio of NPLs to total loans declined to 3.6% (compared with 4.2% in Q3 2006) while the provision coverage ratio increased to 86%.

2

Domestic Mortgage lending (€ bn)

Domestic Large & Medium-sized

enterprises (€bn)

Domestic Sight & Savings Deposits

(market shares)

Domestic operations

(€ mn)	9m07	9m06	±%
Net Interest Income	1 442	1 202	+20%
Fees	307	290	+6%
Insurance income	76	82	-7%
Core Income	1 825	1 574	+16%
Personnel expenses	(732)	(653)	+12%
Administrative costs	(248)	(250)	-1%
Depreciation	(58)	(66)	-12%
Operating Expenses	(1 038)	(969)	+7%
Core profit	787	613	+28%
Other income	336	225	+50%
Provisions	(188)	(168)	+12%
Tax expense	(115)	(115)	—
PAT (excl. one-offs)	820	547	+50%
AGET disposal	108	—	—
Fire Relief Fund	(20)
PAT	909	547	+66%

Greece: outstanding performance by loans to households and businesses

Retail business in Greece continued to grow at a brisk pace. Total retail lending at the end of Q3 2007 amounted to €24.2 billion, up 21% yoy. Specifically:

•             Mortgage lending continues to be the cornerstone of the Group’s growth in Greece. In the 9 months of 2007, NBG granted around €2.9 billion in new mortgages (up 17% yoy), disbursing some 30% of all new mortgages in Greece. Accordingly, the mortgage balance grew by 19% yoy to €15.7 billion, maintaining the pre-eminence of NBG in this key segment of the domestic market.

•             Consumer lending and credit cards totalled €5.2 billion, up 16% yoy. New production in the 9 months was also impressive. The number of new credit cards almost doubled while the number of new open and revolving credit accounts grew by 43% yoy.

•             Lending to SMEs and professionals topped €3.3 billion in September 2007, up 38% yoy, with the number of partner businesses increasing by 7%.

Corporate and medium-sized enterprises lending also posted and impressive 21% yoy growth, topping €13 billion. Specifically, the medium-sized enterprise loan book grew 26% yoy to €4.2 billion.

Lastly, for yet another quarter the NBG Group reaffirmed its leading position in Greece in the sphere of funds under management. Specifically:

•             Deposits stood at €46 billion (up 8% yoy). Notably the Group holds almost 1/3 of the country’s savings and sight deposits.

•             In the same period, mutual funds under management amounted to €8.2 billion, up 13% since the beginning of the year. This trend translates into a market share increase of 2 percentage points to 31.1%. If money market MFs are excluded, market share grew by 4 percentage points to 18.3%.

The result of the performance outlined here was that Group net profit achieved a new record of 66% yoy growth (€909 million) for the 9 month period, or 50% if we exclude profits from the sale of the Bank’s shareholding in AGET Herakles and the donation to the FVRF. Recurring income stood at €1.8 billion compared with €1.6 billion for the same period of 2006, with interest income growing by 20% yoy. Total Group expenditure in Greece amounted to €1 038 million, up 7% on an annual basis, with staff costs reaching €732 million (+12% on an annual basis) and general administrative expenses remaining unchanged yoy (€248 million).

3

Finansbank

(€ million)	9m.07	18.8- 31.12.06
Net Interest income	537	247
Fees	173	77
Core income	710	324
Operating expenses	(353)	(140)
Core profit	357	184
Other income	95	23
Provisions	(24)	(10)
Tax expense	(78)	(34)
PAT	349	163

Finansbank: Loans (TRY bn)

& Market share

Finansbank: Deposits in local currency

(TRY bn) & market share

SE Europe Network

	Branches*	Employees*
Romania	122	1 604
Bulgaria	217	2 773
Serbia	204	2 921
FYROM	59	1 113
Cyprus	16	279
Albania	25	265
Total	643	8 955

(*) Estimate FY07

Finansbank: the frontrunner in Turkey

Net profit of Finansbank Group for the 9 months of 2007 amounted to €349 million. Return on equity continued to be exceptionally high (over 34%) while the cost/income ratio was just 43.9%, despite the rapid growth in Finansbank’s business. It is notable that in the 9 months of 2007 no less than 70 new branches were added to Finansbank’s network, thus bringing the total to 379. The target is to reach 412 branches and over 9000 staff by the end of the year, this being almost double the size of the bank at the time the acquisition deal was signed (April 2006).

The rapid growth in Finansbank’s business is reflected in the expansion in its loan book, which stood at TRY16.3 billion, up 35% yoy. Finansbank’s total market share in September 2007 amounted to 6.2%, up 0.8 percentage points in one year.

Retail lending at Finansbank grew at the impressive rate of 47% yoy to TRY 6.0 billion at the end of September 2007. Mortgage lending posted a particularly strong performance, growing by 60% yoy to TRY2.5 billion, thus giving Finansbank more than 10% of the mortgage market. Similar strong growth (50% yoy) was posted by consumer lending, which totalled TRY3.1 billion, corresponding to a market share of 5.6%

Business lending posted 29% growth yoy, reaching TRY 10.2 billion, placing Finansbank’s market share at 5.6%.

The rapid growth in lending, however, did not adversely affect the quality of the loan book, as the NPL ratio stood at just 2.3%, among the lowest levels in the Turkish market.

Deposits in the local currency continued to perform well, rising 56% yoy to TRY6.3 billion, underscoring the enhanced confidence that Finansbank enjoys among its wider customer base and the bank’s ability to attract stable funding sources in the local market.

This strong expansion is particularly significant in view of the fact that the Turkish market is still at a relatively early stage of development and the full potential of the synergies between Finansbank and NBG has still to be realized. Equally important are the anticipated benefits that will arise as a result of the doubling of the bank’s branch network as well as the more favorable economic conditions prevailing in Turkey following the recent and forthcoming reductions in the intervention rate.

SE Europe: dynamic and profitable growth continues unabated

In September 2007, the Group’s presence in SE Europe totalled 593 branches and over 8 500 staff. By the end of 2007, the network in the region will have increased to 643 branches.

Total lending stood at €5.9 billion, up 74% yoy. Retail lending posted a spectacular increase of 76% yoy, while it is notable that in Q3 alone growth was 16%. Similar performance was seen in business lending (€3.4 billion in September 2007) which grew by 73% yoy (+13% qoq).

4

SEE: Loans (€ bn)

SE Europe: Net profit

(€ mn)

This growth has not had any adverse impact on the quality of the loan book, as the NPL ratio stands at just 4.9% and the loan coverage ratio at 83% (93% including Vojvodjanska Banka).

Dynamic expansion in the countries of SE Europe drove the profitability of the Group’s units in the region to remarkable levels. Core profit in the 9 months of 2007 totaled €128 million, increased by +34% yoy.

Organic integration of international subsidiaries

The programme for the operational integration of the international subsidiaries, which comprised an integral part of the Group’s three-year business plan 2007-2009 is progressing very well and is already delivering above-target results, creating at the same time, the platform for more rapid and effective growth in the future. More specifically:

•             The programme for the integration of Finansbank was completed ahead of schedule. The envisaged policy and organisational alignment has been achieved. In addition, all the plans for new joint business initiatives — in corporate investment and retail banking — have been launched, already providing revenue synergies for the Group. Having already received the license for the life insurance company in Turkey, operations are expected to commence within the year.

•             In Serbia, a unified operational and commercial framework has already been established between Vojvodjanska Bank and NBG Serbia under a collaboration agreement, and the legal merger is expected to be approved in January. The reorganisation of the branch business model is ongoing, with a view to a fundamental repositioning of the branch network in 2008. In parallel, the operational transformation is being implemented and the new “Model Bank” core banking system is expected to be operating by Q3.2008.

•             The new Group Operating Model is in the process of being implemented and is already bearing fruit. The economies of scale from the use of new procurement processes at the Group level for the first group of products to be addressed has been impressive.

Consistently strong capital adequacy

The Group’s capital adequacy remained strong despite the ongoing growth in its assets. The Tier-I Capital Adequacy ratio stands at 8.5% while the Total Capital ratio stands at 10.2%, thereby securing for the Group a solid base on which to build its business further in Greece and abroad.

5

Group loans

(€ million)	30.9.07	30.9.06	±%
Mortgages	18 183	14 561	+25%
Consumer loans	5 866	4 318	+36%
Credit cards	2 834	2 313	+23%
Small businesse loans	3 453	2 407	+43%
Retail loans	30 335	23 599	+29%
Corporate loans	21 667	16 664	+30%
Total loans & advances to customers	52 002	40 263	+29%
Allowances for impairment on loans & advances to customers	1 606	1 342	+20%
Loans & advances to customers (net)	50 937	38 921	+31%

Group deposits

(€ million)	30.9.07	30.9.06	±%
Savings	25 176	25 356	-1%
Sight	7 498	6 372	+18%
Time	24 096	17 902	+35%
Repos	74	144	-49%
Other deposits	549	353	+56%
Total deposits	57 393	50 127	+14%

Group Income Statement

(€ million)	9m.07	9m.06	±%	Q3.07	Q2.07	±%
Net interest income	2 223	1 450	+53%	779	735	+6%
Net commission income	551	374	+47%	186	184	+1%
Net premia from insurance contracts	76	80	-5%	26	23	+11%
Dividend income	11	9	+15%	1	8	-93%
Trading gains	420	206	103%	161	144	-12%
Total income	3 279	2 119	+55%	1 153	1 094	+5%
Staff costs	(979)	(711)	+38%	(327)	(343)	-5%
Administrative expenses	(490)	(299)	+64%	(171)	(169)	+1%
Depreciation & amortization	(99)	(83)	+20%	(34)	(33)	+4%
Total operating expenses	(1 568)	(1 092)	+44%	(532)	(544)	-2%
Impairment losses on loans & advances to customers	(248)	(199)	+25%	(81)	(85)	-4%
Share of profit of associates	17	26	-33%	1	12	-95%
Profit before tax & minorities	1 480	853	+73%	541	476	+13%
Tax	(204)	(137)	+49%	(67)	(70)	-4%
Minority interests	(15)	(43)	-65%	(2)	(7)	-71%
Net profit (excl one-offs)	1 261	673	+87%	472	399	+18%
Discontinued operations & gain from AGET sale	108	118	-9%	—	108	—
Fire Relief Fund	(20)	—	—	(20)	—	—
Amortisation of intangible assets from business combinations	(19)	—	—	(7)	(6)	+6%
Financial charge on put options of minority interests	(17)	—	—	(10)	(4)	>100%
Attributable profit	1 313	791	+66%	435	497	-13%

6

		Group		Bank
		9 month period ended		9 month period ended
€ 000’s	Note	30.09.2007	30.09.2006	30.09.2007	30.09.2006
Continuing Operations
Interest & similar income		4.257.600	2.299.627	2.622.033	1.897.682
Interest expense & similar charges		(2.035.042)	(850.107)	(1.286.459)	(759.636)
Net interest income	5	2.222.558	1.449.520	1.335.574	1.138.046

Fee and commission income		618.595	407.926	248.629	235.804
Fee and commission expense		(68.031)	(34.311)	(25.860)	(43.445)
Net fee and commission income	6	550.564	373.615	222.769	192.359

Earned premia net of reinsurance		540.201	488.811	—	—
Net claims incurred		(464.259)	(408.496)	—	—
Earned premia net of claims and commissions	7	75.942	80.315	—	—

Dividend income		10.792	9.424	28.623	44.856
Net trading income and results from investment securities	8	377.565	78.631	259.508	111.721
Net other operating income	9	150.095	127.858	75.086	42.757
Total operating income		3.387.516	2.119.363	1.921.560	1.529.739

Personnel expenses	10&11	(979.166)	(710.769)	(626.929)	(496.914)
General, administrative & other operating expenses		(516.642)	(298.687)	(222.316)	(166.823)
Depreciation, amortisation & impairment charges of fixed assets		(99.111)	(82.885)	(46.384)	(50.088)
Amortisation of intangible assets recognised on business combinations		(19.169)	—	—	—
Finance charge on put options of minority interests		(16.957)	—	(16.957)	—
Impairment losses on loans & advances		(248.483)	(199.405)	(186.332)	(167.877)
Share of profit of associates	18	17.258	25.821	—	—
Profit before tax		1.525.246	853.438	822.642	648.037

Tax expense	12	(197.620)	(137.436)	(72.418)	(110.197)
Profit for the period from continuing operations		1.327.626	716.002	750.224	537.840

Discontinued operations
Profit for the period from discontinued operations	21	—	118.074	—	—
Profit for the period		1.327.626	834.076	750.224	537.840

Attributable to:
Minority interests	31	15.115	42.670	—	—
NBG equity shareholders		1.312.511	791.406	750.224	537.840

Earnings per share- Basic from continuing & discontinued operations	13	2,57	1,85	—	—
Earnings per share- Diluted from continuing & discontinued operations	13	2,57	1,85	—	—
Earnings per share- Basic from continuing operations	13	2,57	1,55	1,58	1,34
Earnings per share- Diluted from continuing operations	13	2,57	1,55	1,57	1,34

Athens, 29 November 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL AND CHIEF OPERATING	THE CHIEF ACCOUNTANT
	EXECUTIVE OFFICER	OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

		Group		Bank
		3 month period ended		3 month period ended
€ 000’s	Note	30.09.2007	30.09.2006	30.09.2007	30.09.2006
Continuing Operations
Interest & similar income		1.514.383	926.984	916.299	683.804
Interest expense & similar charges		(735.178)	(364.363)	(451.333)	(280.064)
Net interest income	5	779.205	562.621	464.966	403.740

Fee and commission income		214.041	158.045	82.070	76.404
Fee and commission expense		(27.810)	(16.883)	(5.286)	(15.033)
Net fee and commission income	6	186.231	141.162	76.784	61.371

Earned premia net of reinsurance		160.882	165.016	—	—
Net claims incurred		(134.872)	(141.814)	—	—
Earned premia net of claims and commissions	7	26.010	23.202	—	—

Dividend income		533	1.109	148	538
Net trading income and results from investment securities		96.906	20.997	37.696	3.977
Net other operating income	9	64.586	28.723	69.807	6.017
Total operating income		1.153.471	777.814	649.401	475.643

Personnel expenses	10&11	(327.301)	(262.504)	(203.347)	(169.044)
General, administrative & other operating expenses		(197.697)	(116.095)	(96.936)	(58.421)
Depreciation, amortisation & impairment charges of fixed assets		(34.043)	(27.342)	(15.678)	(15.706)
Amortisation of intangible assets recognised on business combinations		(6.664)	—	—	—

Finance charge on put options of minority interests		(9.709)	—	(9.709)	—
Impairment losses on loans & advances		(81.470)	(69.005)	(61.363)	(56.601)
Share of profit of associates	18	583	17.493	—	—
Profit before tax		497.170	320.361	262.368	175.871

Tax expense	12	(60.709)	(41.958)	(16.698)	(18.812)
Profit for the period from continuing operations		436.461	278.403	245.670	157.059

Discontinued operations
Profit for the period from discontinued operations	21	—	—	—	—
Profit for the period		436.461	278.403	245.670	157.059

Attributable to:
Minority interests	31	1.655	33.200	—	—
NBG equity shareholders		434.806	245.203	245.670	157.059

Earnings per share- Basic from continuing & discontinued operations	13	0,92	0,60	—	—
Earnings per share- Diluted from continuing & discontinued operations	13	0,91	0,60	—	—
Earnings per share- Basic from continuing operations	13	0,92	0,60	0,52	0,39
Earnings per share- Diluted from continuing operations	13	0,91	0,60	0,52	0,39

Athens, 29 November 2007

THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER	THE VICE CHAIRMAN AND DEPUTY CHIEF EXECUTIVE OFFICER	THE CHIEF FINANCIAL AND CHIEF OPERATING OFFICER	THE CHIEF ACCOUNTANT

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

		Group		Bank
€ 000’s	Note	30.09.2007	31.12.2006	30.09.2007	31.12.2006
ASSETS
Cash and balances with central banks		4.205.171	3.874.210	2.559.439	2.034.464
Treasury bills and other eligible bills		150.118	367.758	31.591	185.332
Due from banks (net)		3.683.502	4.781.215	3.885.703	4.539.923
Financial assets at fair value through P&L	14	12.100.544	12.684.410	11.604.513	12.283.625
Derivative financial instruments		413.229	371.074	337.674	204.690
Loans and advances to customers (net)	15	50.396.740	42.624.536	36.680.861	32.755.298
Investment securities	16	4.867.628	4.191.192	2.786.516	2.542.345
Investment property	17	155.595	123.373	167	186
Investments in subsidiaries		—	—	5.659.233	4.016.713
Investments in associates	18	75.479	272.780	21.492	237.836
Goodwill & other intangible assets		2.655.512	2.515.257	59.840	49.262
Property & equipment	19	1.989.497	2.041.938	1.050.550	1.091.931
Deferred tax assets		260.036	262.209	142.039	129.159
Insurance related assets and receivables		777.448	741.448	—	—
Other assets	20	2.519.440	1.557.159	1.630.633	1.074.305
Total assets		84.249.939	76.408.559	66.450.251	61.145.069

LIABILITIES
Due to banks	22	8.685.123	6.232.438	7.651.590	5.871.463
Derivative financial instruments		897.637	404.572	507.770	344.687
Due to customers	23	57.393.526	53.233.724	46.584.609	44.564.664
Debt securities in issue	24	2.251.655	822.696	—	—
Other borrowed funds	25	1.443.510	2.197.387	3.208.277	2.512.074
Insurance related reserves and liabilities	26	2.100.057	1.953.618	—	—
Deferred tax liabilities		155.035	100.918	128.576	79.108
Retirement benefit obligations	11	219.546	212.568	109.711	59.544
Other liabilities	27	3.171.958	2.417.734	1.940.076	1.594.981
Total liabilities		76.318.047	67.575.655	60.130.609	55.026.521

SHAREHOLDERS’ EQUITY
Share capital	29	2.378.186	2.376.436	2.378.186	2.376.436
Share premium account	29	2.263.725	2.263.725	2.263.725	2.263.725
Less: treasury shares	29	(38.642)	(26.826)	(19.383)	(4.490)
Reserves and retained earnings	30	1.605.009	1.983.890	1.697.114	1.482.877
Equity attributable to NBG shareholders		6.208.278	6.597.225	6.319.642	6.118.548

Minority Interest	31	128.491	610.554	—	—
Preferred securities	32	1.595.123	1.625.125	—	—
Total shareholders’ equity		7.931.892	8.832.904	6.319.642	6.118.548

Total equity and liabilities		84.249.939	76.408.559	66.450.251	61.145.069

Athens, 29 November 2007

THE CHAIRMAN AND CHIEF EXECUTIVE	THE VICE CHAIRMAN AND DEPUTY CHIEF	THE CHIEF FINANCIAL AND CHIEF OPERATING	THE CHIEF ACCOUNTANT
OFFICER	EXECUTIVE OFFICER	OFFICER

EFSTRATIOS-GEORGIOS A. ARAPOGLOU	IOANNIS G. PECHLIVANIDIS	ANTHIMOS C. THOMOPOULOS	IOANNIS P. KYRIAKOPOULOS

	Attributable to equity holders of the parent company
€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total	Minority Interest & Preferred securities	Total
At 1 January 2006	1.696.347	—	(22.680)	1.450.163	3.123.830	1.192.578	4.316.408
Movement in the available for sale securities reserve, net of tax	—	—	—	(56.057)	(56.057)	(5.510)	(61.567)
Currency translation differences	—	—	—	(53.894)	(53.894)	(28.587)	(82.481)
Profit/(loss) recognised directly in equity	—	—	—	(109.951)	(109.951)	(34.097)	(144.048)
Net profit/(loss) for the period	—	—	—	791.406	791.406	42.670	834.076
Total	—	—	—	681.455	681.455	8.573	690.028
Share capital increase	678.539	2.321.960	(7.042)	—	2.993.457	—	2.993.457
Dividends to preferred securities	—	—	—	(53.927)	(53.927)	—	(53.927)
Share capital issue costs after taxes		(82.248)		20.373	(61.875)	—	(61.875)
Dividends to ordinary and minority shareholders	—	—	—	(338.558)	(338.558)	(10.196)	(348.754)
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	1.237	1.237	617.022	618.259
Purchases/ disposals of treasury shares & preferred securities	—	—	7.900	1.804	9.704	—	9.704

Balance at 30 September 2006	2.374.886	2.239.712	(21.822)	1.762.547	6.355.323	1.807.977	8.163.300
Movements from 1.10.2006 to 31.12.2006	1.550	24.013	(5.004)	221.343	241.902	427.702	669.604
Balance at 31 December 2006/ At 1 January 2007	2.376.436	2.263.725	(26.826)	1.983.890	6.597.225	2.235.679	8.832.904
Movement in the available for sale securities reserve, net of tax	—	—	—	(31.806)	(31.806)	(5.954)	(37.760)
Currency translation differences	—	—	—	288.531	288.531	(25.148)	263.383
Net investment hedges	—	—	—	(16.683)	(16.683)	—	(16.683)
Profit/(loss) recognised directly in equity	—	—	—	240.042	240.042	(31.102)	208.940
Net profit/(loss) for the period	—	—	—	1.312.511	1.312.511	15.115	1.327.626
Total	—	—	—	1.552.553	1.552.553	(15.987)	1.536.566
Share capital increase	1.750	—	—	(1.750)	—	—	—
Dividends to preferred securities	—	—	—	(90.501)	(90.501)	—	(90.501)
Dividends to ordinary shareholders	—	—	—	(474.608)	(474.608)	—	(474.608)
Share based payments	—	—	—	16.068	16.068	—	16.068
Acquisitions, disposals & share capital increase of subsidiaries/associates	—	—	—	(1.387.620)	(1.387.620)	(496.078)	(1.883.698)
Purchases/ disposals of treasury shares & preferred securities	—	—	(11.816)	6.977	(4.839)	—	(4.839)
Balance at 30 September 2007	2.378.186	2.263.725	(38.642)	1.605.009	6.208.278	1.723.614	7.931.892

Detailed analysis of the changes in equity is presented in notes 29 to 31 of these financial statements

€ 000’s	Share capital	Share premium	Treasury shares	Reserves & Retained earnings	Total
At 1 January 2006	1.696.347	—	(1.085)	1.277.227	2.972.489
Movement in the available for sale securities reserve, net of tax	—	—	—	(40.238)	(40.238)
Currency translation differences	—	—	—	(121)	(121)
Profit/(loss) recognised directly in equity	—	—	—	(40.359)	(40.359)
Net profit/(loss) for the period	—	—	—	537.840	537.840
Total	—	—	—	497.481	497.481
Dividends to ordinary shareholders	—	—	—	(339.234)	(339.234)
Board of Directors emoluments	—	—	—	(50)	(50)
Purchases/ disposals of treasury shares	—	—	70	(70)	—
Share capital increase	678.539	2.321.960	—	—	3.000.499
Share capital issue costs after taxes	—	(82.248)	—	20.373	(61.875)
Balance at 30 September 2006	2.374.886	2.239.712	(1.015)	1.455.727	6.069.310
Movements from 1.10.2006 to 31.12.2006	1.550	24.013	(3.475)	27.150	49.238
Balance at 31 December 2006/ At 1 January 2007	2.376.436	2.263.725	(4.490)	1.482.877	6.118.548
Movement in the available for sale securities reserve, net of tax	—	—	—	(32.835)	(32.835)
Currency translation differences	—	—	—	266	266
Cash flow hedges (net of tax)	—	—	—	(3.383)	(3.383)
Profit/(loss) recognised directly in equity	—	—	—	(35.952)	(35.952)

Net profit/(loss) for the period	—	—	—	750.224	750.224
Total	—	—	—	714.272	714.272
Dividends to ordinary shareholders	—	—	—	(475.287)	(475.287)
Share based payments	—	—	—	16.068	16.068
Merger of subsidiaries (*)	—	—	—	(42.650)	(42.650)
Purchases/ disposals of treasury shares	—	—	(14.893)	3.584	(11.309)
Share capital increase	1.750	—	—	(1.750)	—
Balance at 30 September 2007	2.378.186	2.263.725	(19.383)	1.697.114	6.319.642

(*) On 25 January 2007 the Boards of Directors of the Bank and National Management & Organization Co (“Ethnokarta”) decided the merger of the two companies through absorption of the latter by the Bank. The date of the Merger Balance Sheets was set as 31 March 2007. Therefore, from 1 April 2007 all Ethnokarta transactions and balances have been included in the Bank’s Income Statement and Balance Sheet. On 28 September 2007 the Ministry of Development approved the merger.

		Group		Bank
€ 000’s	Note	30.09.2007	30.09.2006	30.09.2007	30.09.2006
Cash flows from operating activities
Profit for the period from continuing operations		1.327.626	716.002	750.224	537.840
Non-cash items included in profit and other adjustments		174.396	193.557	75.854	90.737
Net (increase) / decrease in operating assets		(1.242.542)	(1.585.199)	253.999	(451.336)
Net increase / (decrease) in operating liabilities		832.178	(54.366)	243.264	(425.339)
Net cash flow from/(used in) operating activities from continuing operations		1.091.658	(730.006)	1.323.341	(248.098)
Net cash flow from/(used in) operating activities from discontinued operations		—	(2.268)	—	—

Cash flows from investing activities
Net cash from / (used in) investing activities from continuing operations		(2.174.050)	(1.525.917)	(1.353.582)	(2.144.516)
Net cash from / (used in) investing activities from discontinued operations		—	286	—	—

Cash flows from financing activities
Net cash from / (used in) financing activities from continuing operations		111.991	2.418.597	209.671	2.527.775

Effect of foreign exchange rate changes on cash and cash equivalents		112.987	(21.176)	78.583	(17.284)
Net increase/(decrease) in cash and cash equivalents		(857.414)	139.516	258.013	117.877

Cash and cash equivalents from subsidiaries merged			—	(15.491)	—
Cash and cash equivalents at beginning of period from continuing operations		4.943.481	3.127.260	3.612.606	2.646.494
Cash and cash equivalents at end of period	34	4.086.067	3.266.776	3.855.128	2.764.371

NOTE 1: General Information

National Bank of Greece S.A. (hereinafter the “Bank”) was founded in 1841 and has been listed on the Athens Stock Exchange since 1880. The Bank has further listing in the New York Stock Exchange (since 1999), and in other major European stock exchanges. The

Bank’s headquarters are located at 86 Eolou Street, Athens Greece, (Reg. 6062/06/B/86/01), tel.: (+30) 210 334 1000, www.nbg.gr. By resolution of the Board of Directors the Bank can establish branches, agencies and correspondence offices in Greece and abroad. In its 166 years of operation the Bank has expanded on its commercial banking business by entering into related business areas. National Bank of Greece and its subsidiaries (hereinafter the “Group”) provide a wide range of financial services including retail and commercial banking, asset management, brokerage, investment banking, insurance and real estate on a global level. The Group operates primarily in Greece, but also has operations in UK, SE Europe, Cyprus, Egypt, South Africa and since 2006 in Turkey.

The Board of Directors consists of the following members:

Executive Members
Efstratios (Takis) -Georgios A. Arapoglou	Chairman - Chief Executive Officer
Ioannis G. Pechlivanidis	Vice Chairman- Deputy Chief Executive Officer

Non-Executive Members
Achilleas D. Mylonopoulos	Employees’ representative
John P. Panagopoulos	Employees’ representative
Ioannis C. Yiannidis	Professor, University of Athens Law School & Legal Counsellor
George Z. Lanaras	Shipowner
Stefanos G. Pantzopoulos	Business Consultant, former Certified Auditor

Independent Non-Executive Members
H.E. the Metropolitan of Ioannina Theoklitos
Stefanos C. Vavalidis	Member of the Board of Directors, European Bank for
Reconstruction & Development
Dimitrios A. Daskalopoulos	Chairman, Hellenic Federation of Enterprises
Nikolaos D. Efthymiou	Chairman, Association of Greek Ship-owners
Constantinos D. Pilarinos	Economist, General Manager of Finances and Technical Services,
Church of Greece
Drakoulis K. Fountoukakos-Kyriakakos	Entrepreneur
Ploutarchos K. Sakellaris	Professor, University of Athens & Chairman,
Council of Economic Advisors
George I. Mergos	Professor, University of Athens & Governor of IKA (Social
Security Fund)

Directors are elected by the shareholders at their general meeting for a term of three years and may be re-elected. The term of the above members expires in 2010 following their election by the shareholders’ general meeting on 25 May 2007.

These financial statements have been approved for issue by the Bank’s Board of Directors on 29 November 2007.

NOTE 2: Summary of significant accounting policies

2.1 Basis of Preparation

The Condensed Consolidated and Bank Interim Financial Statements as at and for the period ended 30 September 2007 (the “interim financial statements”) have been prepared using accounting policies consistent with International Financial Reporting Standards and in accordance with International Accounting Standard 34 “Interim Financial Reporting”. The interim financial statements include Selected Explanatory Notes and they do not include all the information required for full annual financial statements. Therefore, the interim financial statements should be read in conjunction with the annual consolidated and Bank financial statements as at and for the year ended 31 December 2006. The amounts are stated in Euro, rounded to the nearest thousand (unless otherwise stated).

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Use of available information and application of judgment are inherent in the formation of estimates in the following areas: valuation of OTC derivatives, unlisted securities, retirement benefits obligation, insurance reserves, impairment of loans and receivables, liabilities from open tax years and contingencies from litigation. Actual results in the future could differ from such estimates and the differences may be material to the financial statements.

In preparing these interim financial statements, the significant estimates, judgements and assumptions made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the annual consolidated and Bank financial statements as at and for the year ended 31 December 2006.

2.2 Adoption of International Financial Reporting Standards (IFRS).

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its annual financial statements as at and for the year ended 31 December 2006.

New standards, amendments and interpretations to existing standards effective in 2007. The following standards and interpretations are mandatory for the Group for the accounting periods beginning on or after 1 January 2007:

• IFRS 7, “Financial Instruments: Disclosures”, and a complementary amendment to IAS 1, “Presentation of Financial Statements – Capital Disclosures” (effective from 1 January 2007). IFRS 7 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk.

It replaces IAS 30, “Disclosures in the Financial Statements of Banks and Similar Financial Institutions”, and disclosure requirements in IAS 32, “Financial Instruments: Disclosure and Presentation”. It is applicable to all entities that report under IFRS. The amendment to IAS 1 introduces disclosures about the level of an entity’s capital and how it manages capital. The disclosures in accordance with IFRS 7 and the amendment to IAS 1 will be reported in the 2007 Annual Group and Bank Financial Statements.

• IFRS 8, “Operating Segments” (effective from 1 January 2009). This standard changes the way the segment information is measured and disclosed and requires identification of operating segments on the basis of internal reports that are regularly reviewed by the entity’s chief operating decision maker in order to allocate resources to the segments and to assess performance. The Group has decided to apply this standard for the annual period beginning on 1 January 2009, however management does not expect a significant impact on the Group’s financial reporting.

• IFRIC 8, “Scope of IFRS 2” (effective for annual periods beginning on or after 1 May 2006). IFRIC 8 clarifies that IFRS 2 “Share based payments” will apply to any arrangement when equity instruments are granted or liabilities are incurred by the entity, when the identifiable consideration appears to be less than the fair value of the instruments given. It presumes that such cases are an indication that other consideration has been or will be received. Management does not expect this IFRIC to have a significant impact on the Group’s financial statements.

• IFRIC 9, “Reassessment of Embedded Derivatives (effective for annual periods beginning on or after 1 June 2006). IFRIC 9 requires an entity to assess whether a contract contains an embedded derivative at the date the entity first becomes a party to the contract and prohibits reassessment unless there is a change to the contract that significantly modifies the cash flows. Management does not expect this IFRIC to have a significant impact on the Group’s financial statements.

• IFRIC 10, “Interim Financial Reporting and Impairment” (effective for annual periods beginning on or after 1 November 2006). IFRIC 10 addresses an inconsistency between IAS 34 Interim Financial Reporting and the impairment relating to goodwill in IAS 36 Impairment of Assets and equity instruments classified as available for sale in IAS 39 Financial Instruments: Recognition and Measurement.

This interpretation states that the specific requirements of IAS 36 and IAS 39 take precedence over the general requirements of IAS 34 and therefore, any impairment loss recognised for these assets in an interim period may not be reversed in subsequent periods. The Group applies this IFRIC from 1 January 2007 and it did not have a significant impact on the financial statements.

• IFRIC 11, “IFRS 2 – Group and Treasury Share Transactions (effective for annual periods beginning on or after 1 March 2007). This IFRIC requires arrangements whereby an employee is granted rights to an entity’s equity instruments to be accounted for as an equity-settled scheme by the entity even if the entity chooses or is required to buy those equity instruments (e.g. treasury shares) from another party, or the shareholder(s) of the entity provide the equity instruments required.

The Interpretation also extends to the way in which subsidiaries, in their separate financial statements, account for schemes when their employees receive rights to equity instruments of the parent. In particular, it prescribes that:

When the parent grants rights to equity instruments to the employees, they will be accounted for as equity settled scheme (as an equity contribution to the parent) when the parent accounts for it this way in the consolidated financial statements. When employees transfer between subsidiaries, each entity recognises compensation expense based on the proportion of the total vesting period for which the employee has worked for that subsidiary, measured at the fair value at the original grant date by the parent. When the subsidiary grants rights to equity instruments of its parent to its employees, it will be accounted for as a cash-settled scheme.

The Group will apply this IFRIC from 2008 however management does not expect this IFRIC to have a significant impact on the Group’s financial statements.

• IFRIC 12, “Service Concession Arrangements” (effective for annual periods beginning on or after 1 January 2008). The Group will apply this IFRIC from 1 January 2008 and is currently evaluating its impact on the Group’s financial reporting. Management does not expect this IFRIC to have a significant impact on the Group’s financial statements.

•  IFRIC 13, “Customer Loyalty Programmes” (effective for annual periods beginning on or after 1 July 2008). IFRIC 13 addresses the accounting treatment by the entity that grants award credits to its customers as part of a sale transaction(s). The Group is currently evaluating its impact on the Group’s financial reporting.

• IFRIC 14 “IAS 19 - The limit on a defined benefit asset, minimum funding requirements and their interaction” (effective for annual periods beginning on or after 1 January 2008). This interpretation addresses three issues:

• when refunds or reductions in future contributions should be regarded as ‘available’ in the context of paragraph 58 of IAS 19 Employee Benefits;

• how a minimum funding requirement might affect the availability of reductions in future contributions; and

• when a minimum funding requirement might give rise to a liability.

The Group is currently evaluating its impact on the Group’s financial reporting.

NOTE 3: Capital adequacy and Credit ratings

The Bank is subject to various regulatory capital requirements administered by the Central Bank.  Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum amounts and ratios determined on a risk-weighted basis, capital (as defined) to assets, certain off-balance sheet items, and the notional credit equivalent arising from the total capital requirements against market risk, of at least 8%.  At least half of the required capital must consist of “Tier I” capital (as defined), and the rest of “Tier II” capital (as defined). The framework applicable to Greek banks conforms to European Union requirements, in particular the Own Funds, the Solvency Ratio and the Capital Adequacy Directives.  However, under the relevant European legislation, supervisory authorities of the member-states have some discretion in determining whether to include particular instruments as capital guidelines and to assign different weights, within a prescribed range, to various categories of assets.  As at 30 September 2007, based on IFRS balances and in accordance the rules of Bank of Greece (BoG), the capital base of the Group and the Bank was €4.886 and €7.189 million respectively.  Therefore the capital base surplus of the Group and the Bank, over the 8% of risk-weighted assets required by the BoG rules, was €1.043 and €4.084 million respectively.

Capital adequacy (amounts in € million)

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006
Capital:
Upper Tier I capital	6.159	6.634	6.197	5.618
Lower Tier I capital	1.057	1.254	—	—
Deductions	(3.130)	(2.510)	(344)	(49)
Tier I capital	4.086	5.378	5.853	5.569
Upper Tier II capital	495	328	1.495	1.575
Lower Tier II capital	350	1.085	176	933
Deductions	(45)	(13)	(335)	(6)
Total capital	4.886	6.778	7.189	8.071

Risk weighted assets:
On Balance sheet (investment book)	42.534	37.316	35.577	31.914
Off Balance sheet (investment book)	4.049	4.220	2.220	2.049
Trading portfolio	1.450	1.976	1.016	950
Total risk weighted assets	48.033	43.512	38.813	34.913

Ratios:
Tier I	8,5%	12,4%	15,1%	15,9%
Total BIS	10,2%	15,6%	18,5%	23,1%

Credit Ratings

The following table presents the credit ratings that have been assigned to the Bank by Moody’s Investors Service Limited (referred to below as “Moody’s”), Standard and Poor’s Rating Services (referred to below as ‘Standard and Poor’s”), Fitch Ratings Ltd. (referred to below as “Fitch”) and Capital Intelligence Ltd. (referred below as “Capital Intelligence”).  All credit ratings have been recently affirmed and/or upgraded.

Rating Agency	Long term	Short term	Financial strength/ individual	Outlook
Moody’s	Aa3	P-1	C+	Stable
Standard & Poor’s	BBB+	A-2	-	Stable
Fitch	A-	F2	B/C	Stable
Capital Intelligence	A	A1	A	Positive

NOTE 4: Segment reporting

NBG Group manages its business through the following business segments:

Retail banking

Retail banking includes all individual customers of the Group, professionals, small-medium and small sized companies (companies with annual turnover of up to 2,5 million euros).  The Bank, through its extended network of branches, offers to its retail customers various types of deposit and investment products as well as a wide range of traditional services and products.

Corporate & Investment banking

Corporate & Investment banking includes lending to all large and medium-sized companies, shipping finance and investment banking activities.  The Group offers its corporate customers a wide range of products and services, including financial and investment advisory services, deposit accounts, loans (denominated in both euro and foreign currency), foreign exchange and trade service activities.

Global Markets and Asset management

Global Markets and Asset management includes all treasury activities, private banking, asset management (mutual funds and closed end funds), custody services, private equity and brokerage.

Insurance

The Group offers a wide range of insurance products through its subsidiary company, Ethniki Hellenic General Insurance Company and its subsidiaries in Greece and SE Europe.

International

The Group’s international banking activities, except Turkish operations, include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits.  In addition, the Group offers shipping finance, investment banking and brokerage services through certain of its foreign branches and subsidiaries.  In 2006 comparatives, this segment includes the results of the operations of ABNY for the period ended 30 September 2006 and the gain on sale of ABNY and NBG Canada (discontinued operations).

Turkish Operations

Following the acquisition of Finansbank, the Group’s banking activities in Turkey include a wide range of traditional commercial banking services, such as extensions of commercial and retail credit, trade financing, foreign exchange and taking of deposits of Finansbank and its subsidiaries.

Other

Includes proprietary real estate management, hotel and warehousing business as well as unallocated income and expense of the Group (interest expense of subordinate debt, loans to NBG personnel etc).

Breakdown by business segment

9-month period ended 30 September 2007	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Continuing Operations
Net interest income	1.276.586	223.196	40.419	26.295	247.458	537.237	(128.633)	2.222.558
Net fee and commission income	141.925	47.870	115.494	2.777	71.727	172.423	(1.652)	550.564
Other	8.907	(42.362)	172.838	110.909	24.108	88.293	251.701	614.394
Total operating income	1.427.418	228.704	328.751	139.981	343.293	797.953	121.416	3.387.516
Direct costs	(459.263)	(32.698)	(50.206)	(118.326)	(193.973)	(346.281)	(184.929)	(1.385.676)
Allocated costs and provisions	(372.413)	(48.845)	(12.717)	(319)	(42.786)	(24.429)	7.657	(493.852)
Share of profit of associates	—	—	(156)	355	68	—	16.991	17.258
Profit before tax	595.742	147.161	265.672	21.691	106.602	427.243	(38.865)	1.525.246
Tax expense								(197.620)
Profit for the period from continuing operations								1.327.626

Discontinued operations
Profit for the period from discontinued operations								—
Profit for the period								1.327.626
Minority interest								(15.115)
Profit attributable to NBG shareholders								1.312.511

Other Segment items
Depreciation, amortisation & impairment charges	14.300	441	1.608	7.539	19.523	21.972	52.897	118.280
Provision for loans impairment & advances	177.979	23.758	—	—	36.255	24.429	(13.938)	248.483

9-month period ended 30 September 2006	Retail Banking	Corporate & Investment Banking	Global markets & Asset Management	Insurance	International	Turkish Operations	Other	Group
Continuing Operations
Net interest income	975.235	160.449	123.148	24.143	175.726	84.404	(93.585)	1.449.520
Net fee and commission income	144.180	54.277	95.401	1.120	50.904	31.625	(3.892)	373.615
Other	64.269	(17.464)	64.193	97.754	11.547	4.503	71.426	296.228
Total operating income	1.183.684	197.262	282.742	123.017	238.177	120.532	(26.051)	2.119.363
Direct costs	(443.615)	(33.319)	(38.430)	(111.738)	(131.907)	(46.860)	(55.157)	(861.026)
Allocated costs and provisions	(318.144)	(32.235)	(13.271)	(639)	(30.628)	(5.880)	(29.923)	(430.720)
Share of profit of associates	—	—	—	—		—	25.821	25.821
Profit before tax	421.925	131.708	231.041	10.640	75.642	67.792	(85.310)	853.438
Tax expense								(137.436)
Profit for the period from continuing operations								716.002

Discontinued operations
Profit for the period from discontinued operations								4.900
Profit on sale of discontinued operations								113.174
Profit for the period								834.076
Minority interest								(42.670)
Profit attributable to NBG shareholders								791.406

Other Segment items
Depreciation, amortisation & impairment charges	19.935	592	2.242	7.301	15.402	2.230	35.183	82.885
Provision for loans impairment & advances	131.584	7.695	—	—	25.417	5.880	28.829	199.405

The profit from discontinued operations and the profit on sale from discontinued operations relate to International segment.

NOTE 5: Net interest income

	Group		Bank
	30.09.2007	30.09.2006	30.09.2007	30.09.2006
Interest earned on:
Amounts due from banks	500.609	280.492	440.115	265.350
Securities	652.309	453.185	431.771	401.366
Loans and advances to customers	3.097.723	1.555.571	1.743.962	1.223.037
Other interest earning assets	6.959	10.379	6.185	7.929
Interest and similar income	4.257.600	2.299.627	2.622.033	1.897.682

Interest payable on:
Amounts due to banks	(563.438)	(215.419)	(489.613)	(216.523)
Amounts due to customers	(1.198.697)	(556.830)	(685.360)	(464.032)
Debt securities in issue	(64.958)	(4.407)	—	—
Other borrowed funds	(202.746)	(50.733)	(109.222)	(65.563)
Other interest paying liabilities	(5.203)	(22.718)	(2.264)	(13.518)
Interest expense and similar charges	(2.035.042)	(850.107)	(1.286.459)	(759.636)

Net interest income	2.222.558	1.449.520	1.335.574	1.138.046

NOTE 6: Net fee and commission income

	Group		Bank
	30.09.2007	30.09.2006	30.09.2007	30.09.2006

Custody, brokerage & investment banking	93.179	58.135	15.836	17.457
Retail lending fees	159.770	93.133	49.606	18.960
Corporate lending fees	114.574	69.653	59.558	55.903
Banking fees & similar charges	124.487	106.006	63.716	71.103
Fund management fees	58.554	46.688	34.053	28.936
Total	550.564	373.615	222.769	192.359

NOTE 7: Net premia from insurance contracts

	Group
	30.09.2007	30.09.2006

Gross Written Premia	606.994	536.710
Less: Premia ceded to reinsurers	(69.390)	(59.811)
Net written premia	537.604	476.899

Change in unearned premium reserve	(10.937)	(10.975)
Reinsurers’ share of change in unearned premium reserve	(1.080)	12.979
Change in unearned premium reserve – Group share	(12.017)	2.004

Net earned premia	525.587	478.903
Other (incl. net gains on unit-linked assets)	14.614	9.908
Income from insurance operations	540.201	488.811

Benefits and claims incurred	(287.618)	(259.146)
Less: Reinsurers’ share of benefits and claims incurred	12.345	35.789
Benefits and claims incurred– Group share	(275.273)	(223.357)

Change in actuarial and other reserves	(126.227)	(136.031)
Less: Change in reinsurance asset of actuarial and other reserves	(1)	7.890
Change in actuarial and other reserves – Group share	(126.228)	(128.141)

Commission expense	(65.385)	(59.566)
Commission income from reinsurers	11.783	9.549
Net commission expense	(53.602)	(50.017)
Other (incl. net return to DAF contract holders)	(9.156)	(6.981)
Expenses relating to insurance operations	(464.259)	(408.496)

Earned premia net of claims and commissions	75.942	80.315

NOTE 8: Net trading income and results from investment securities

	Group		Bank
	30.09.2007	30.09.2006	30.09.2007	30.09.2006

Net gain / (loss) from disposal of Trading and Available-for-Sale securities	269.708	78.903	155.291	151.910
Net gain from disposal of AGET Heracles Cement Co. S.A	108.027	—	104.387	—
(Impairment charges) / reversal of impairment on available-for-sale investments	(170)	(272)	(170)	(40.189)
Total	377.565	78.631	259.508	111.721

The Group and Bank net results from investment securities include the gain from sale of AGET Heracles Cement Co. S.A (net of related expenses and taxes of €0,8 million), of €108,0 million and €104,4 million respectively (see Note 18).

NOTE 9: Net other operating income

In 2007, net other operating income includes, non-banking income such as real estate gains and rentals, hotel and warehouse fees, group share in investees’ business and net results from disposals of private equity investments, contributions for deposit and loan balances and other income from various sources.

NOTE 10: Personnel expenses

	Group		Bank
	30.09.2007	30.09.2006	30.09.2007	30.09.2006

Salaries and other staff related benefits	941.869	662.674	602.700	495.751
Pension costs: defined benefit plans	21.229	48.095	8.161	1.163
Share based payment transactions	16.068	—	16.068	—
Total	979.166	710.769	626.929	496.914

The average number of employees employed by the Group during the period to 30 September 2007 was 33.220 (3Q 2006: 22.516 continuing operations).  Accordingly, the average number of employees employed by the Bank during the period to 30 September 2007 was 13.565 (3Q 2006: 13.819).  Following the merger of Ethnokarta through absorption by the Bank as of 31 March 2007, the Bank’s average number of employees and personnel expenses include also Ethnokarta’s relevant figures.

Share based payments- Stock options

On 22 June 2005, at the repeat General Meeting of Shareholders, a stock options program (the Program A) was approved for the executive members of the Board of Directors (BoD), management and staff of the Group.  The Program shall last for five years and expires in 2010.  The Bank’s BoD may decide to grant the options one-off or in parts at any time at its discretion.  The maximum number of shares to issue under the Program shall be 3,5 million.  The strike price shall be within the range of € 5 per share to 70% of the average market price thereof within the time period from 1 January of the year the options are granted until the date they can be exercised.

On 1 June 2006, at the repeat General Meeting of Shareholders, a second stock options program (the Program B) was approved for the executive members of the BoD, management and staff of the Group.  The program shall last for five years and expires in 2011.  The maximum number of shares to issue under this Program shall be 3,5 million.  The strike price shall be within a range of €5 per share to 70% of the average market price thereof within the time period from the date following the date of the General Meeting (i.e. June 1, 2006) until the date the options can be exercised.  No options have yet been issued under this program.

On 28 June 2007, at the repeat General Meeting of Shareholders, a third stock options program (the Program C) was approved for the executive members of the BoD, management and staff of the Group.  The Program shall last for eight years and expires in 2015.  The maximum number of shares to be issued under this Program is 12million.  The strike price shall be within a range of €5 per share to 85% of the average market price thereof from 1 January until 31 October of the year the options are granted.  The options are to be granted until 2010, and the maximum number of options that may be granted each year to the beneficiaries as a whole cannot exceed 1% of the total number of the Bank’s ordinary shares.

On 29 November 2006, the BoD approved the issue of 2.992.620 share options under the Program A.  The exercise price was set at €23,80 per share.  The vesting conditions were as follows:  15% of the options vested immediately, 35% of the options vest after 1 year and 50% of the options vest after 2 years.  The vested options were exercisable between 6 to 15 December 2006 and the rest are exercisable between 1 to 10 December for each subsequent year until 2010.

After that date the unexercised options are cancelled.  The options are forfeited if the employee leaves the Group before the options vest.  Between 6 and 15 December 2006, 310.043 out of a maximum 448.893 vested share options were exercised. The balance of 138.850 vested share options has not been exercised by 30 September 2007.

Details of the share options outstanding during the period to 30 September 2007 and 31 December 2006 are as follows:

Stock options	30.09.2007	31.12.2006
Outstanding at 1 January	2.682.577	—
Granted during the period	—	2.992.620
Exercised during the period	—	(310.043)
Outstanding at period end	2.682.577	2.682.577
Vested but not exercised at period end	138.850	138.850

The exercised price for each option was €23,80 and the remaining contractual life is 4 years.  The estimated fair value of each of the options granted is €10,91.  This fair value was calculated using the Black-Scholes option-pricing model. The inputs into the model were as follows:

Option-pricing model –Inputs

31.12.2006
Share price	€34,62
Exercise price	€23,80
Exercise period (years)	1,96
Expected volatility	20%
Risk free rate	3,9%
Expected dividend yield	2,7%

The weighted average expected volatility was determined by calculating the historical volatility of the Bank’s share price over the last 24 months. Also, expected future volatility has been taken into account.  According to the terms of the program the vested options are recognised in the income statement whereas the outstanding options that will vest in future periods affect the income statement on a straight-line basis over the vesting period. The total expense recognised during the period amounted to €12.840 (9 months 2006: €NIL).

On 8 November 2007, the BoD of the Bank approved the issue of 506.500 shares under Program A and 2.984.100 under Program B (see note 38 “ Post Balance Events”).

Share based payments- Bonus shares

On 25 May 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350.000 bonus shares to derive from the Bank’s share capital increase by €1.750 through capitalisation of profits.  The total expense recognised during the period amounted to €3.228 (9 months 2006: €NIL).

NOTE 11: Retirement benefit obligations

The Bank and certain of its subsidiaries sponsor defined contribution and defined benefit plans for their employees.  Some companies within the Group also provided termination indemnities.

Net periodic costs for defined benefit plans include the following components, which are recognised in the income statement for the periods ended.

Pension costs – defined benefit plans

	Group		Bank
	30.09.2007	30.09.2006	30.09.2007	30.09.2006

Current service cost	10.677	8.684	4.566	2.457
Interest cost on obligation	13.277	11.480	7.219	4.471
Expected return on plan assets	(8.247)	(6.558)	(7.286)	(4.997)
Amortisation of unrecognised actuarial losses /(gains)	925	721	95	(768)
Amortisation of unrecognised prior service cost	27	40	—	—
Losses on curtailments /settlements	4.570	33.728	3.567	—
Total	21.229	48.095	8.161	1.163

Losses on curtailments / settlements for 30 September 2007 include €1 million for the repurchase of a part of the Deposit Administration Fund (Group Pension Scheme) of Astir Palace Vouliagmenis’ employees and €3,6 million relating to the voluntary retirement scheme additional costs of Ethnokarta employees which merged with the Bank as of 31 March 2007.  From 1 April 2007 all Ethnokarta transactions and balances have been included in the Bank’s Income Statement and Balance Sheet.

The 30 September 2006 comparatives include the additional cost of Ethniki Insurance, Astir Palace Vouliagmenis and Ethnokarta voluntary retirement schemes amounting to €10,7 million, €10,3 million and €12,7 million respectively.

Net Liability in balance sheet

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006

Present value of funded obligations net of fair value of plan assets	182.218	180.703	107.652	51.827
Present value of unfunded obligations	69.332	65.001	7.342	3.594
Unrecognised actuarial (losses) /gains	(31.565)	(32.667)	(5.283)	4.123
Unrecognised prior service cost	(439)	(469)	—	—
Total	219.546	212.568	109.711	59.544

Following the merger of Ethnokarta with the Bank, the Bank’s net liability in balance sheet increased by €51,9 million.

The Group performs an actuarial report for the calculation of the liability from defined benefit plans at the end of each financial year, where the cost of defined benefit plans for the following year is also estimated.  Actuarial assumptions of interim financial statements therefore are the same as those used at the end of the previous financial year.

NOTE 12: Tax expense

	Group		Bank
	30.09.2007	30.09.2006	30.09.2007	30.09.2006

Current tax	135.506	130.671	35.269	105.609
Deferred tax	62.114	6.765	37.149	4.588
Total	197.620	137.436	72.418	110.197

Interim period income tax is accrued based on the estimated average annual effective income tax rate.  The Bank’s statutory income tax rate for 2007 and 2006 is 25% and 24% respectively.

NOTE 13: Earnings per share

	Group		Bank
	30.09.2007	30.09.2006	30.09.2007	30.09.2006

Net profit attributable to equity holders of the parent	1.312.511	791.406	750.224	537.840
Less: dividends paid to preferred securities	(90.501)	(53.927)	—	—
Net profit attributable to NBG ordinary shareholders	1.222.010	737.479	750.224	537.840
Weighted average number of ordinary shares outstanding	474.669.895	399.455.190	475.317.361	400.194.678
Weighted average number of ordinary shares outstanding for basic EPS	474.669.895	399.455.190	475.317.361	400.194.678
Potential dilutive ordinary shares under stock options	1.143.393	—	1.143.393	—
Weighted average number of ordinary shares for dilutive EPS	475.813.288	399.455.190	476.460.754	400.194.678

Earnings per share - Basic from continuing & discontinued operations	€2,57	€1,85	€1,58	€1,34
Earnings per share - Diluted from continuing & discontinued operations	€2,57	€1,85	€1,57	€1,34

The potential dilutive ordinary shares result from the Bank’s share options plan.  On 29 November 2006, the BoD granted 2.992.620 stock options of which 310.043 were exercised (see note 10 Personnel expenses).  The weighted average number of ordinary shares in calculating the basic earnings per share has been increased by the amount of 1.143.393 potential dilutive ordinary shares to arrive at the weighted average number of ordinary shares for calculating the diluted earnings per share.

On 25 May 2007, the Annual General Meeting of the Shareholders of the Bank approved the distribution to the staff of 350.000 bonus shares.  The share capital increase took place in July 2007.

The weighted average number of ordinary shares outstanding as at 30 September 2006 has been adjusted to incorporate the bonus shares as if they were issued at the beginning of the comparative period.

NOTE 14: Financial assets at fair value through P & L

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006

Assets at fair value through profit and loss	5.742.511	5.307.946	5.610.983	5.307.946
Trading Securities:
Government Bonds	5.560.916	6.690.711	5.453.446	6.570.889
Other debt securities	621.775	572.333	517.044	369.299
Equity securities	116.764	91.910	23.040	35.491
Mutual funds units	58.578	21.510	—	—
Total	12.100.544	12.684.410	11.604.513	12.283.625

NOTE 15: Loans & advances to customers (net)

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006

Mortgages	18.182.999	15.360.225	15.809.052	13.942.620
Consumer loans	5.865.640	4.694.107	3.643.539	3.314.136
Credit cards	2.833.865	2.533.064	1.471.503	1.506.360
Small Business lending	3.452.715	3.030.465	3.216.962	2.951.892
Retail lending	30.335.219	25.617.861	24.141.056	21.715.008
Corporate lending	21.667.223	18.498.982	13.475.714	11.988.023
Total	52.002.442	44.116.843	37.616.770	33.703.031
Less: Allowance for impairment on loans & advances to customers	(1.605.702)	(1.492.307)	(935.909)	(947.733)
Total	50.396.740	42.624.536	36.680.861	32.755.298

Included in loans and advances to customers are mortgage loans designated at fair value through profit or loss amounting to €1.555.160 and €916.680 for 2007 and 2006 respectively.

NOTE 16: Investment securities

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006
Available-for-sale investment securities:
Greek Government bonds	1.421.183	1.185.906	1.179.514	981.682
Debt securities issued by other governments and public entities	1.969.784	1.619.126	320.393	299.549
Corporate bonds incorporated in Greece	112.875	118.951	99.668	105.737
Corporate bonds incorporated outside Greece	72.089	83.547	60.105	71.535
Debt securities issued by Greek financial institutions	3.000	11.985	3.000	3.000
Debt securities issued by foreign financial institutions	380.353	318.904	291.812	199.426
Debt securities	3.959.284	3.338.419	1.954.492	1.660.929
Equity securities	372.466	371.561	453.295	514.072
Mutual funds units	547.898	493.406	274.001	262.488
Provision for impairment	(12.020)	(12.194)	(824)	(824)
Total	4.867.628	4.191.192	2.680.964	2.436.665

Held-to-maturity investment securities (at amortised cost):	—	—	105.552	105.680

Total Investment securities	4.867.628	4.191.192	2.786.516	2.542.345

The movement of investment securities may be summarised as follows:

	Group		Bank
	2007	2006	2007	2006
Available-for-sale investment securities:
Balance at 1 January	4.191.192	2.812.794	2.436.665	2.153.682
Acquisitions – newly consolidated subsidiaries	2.342	1.184.163	—	—
Additions within the period	11.542.366	2.706.156	1.223.912	704.255
Disposals (sale and redemption) within the period	(11.037.101)	(2.368.471)	(1.004.092)	(680.832)
Gains / (losses) from changes in fair value	173.915	(40.767)	27.536	9.083
Amortisation of premiums / discounts	(5.086)	—	(3.057)	—
Balance at 30 September	4.867.628	4.293.875	2.680.964	2.186.188

Held-to-maturity investment securities:
Balance at 1 January	—	20.867	105.680	43.781
Additions within the period	—	—	—	—
Redemptions within the period	—	(20.867)	—	(20.867)
Foreign exchange differences	—	—	(128)	(677)
Balance at 30 September	—	—	105.552	22.237

NOTE 17: Investment property

The Group’s net additions to investment property during the period amounted to €26 whereas the net disposals and write offs amounted to €(2.519).

NOTE 18: Investments in associates

	Group		Bank
	2007	2006	2007	2006

At 1 January	272.780	249.152	237.836	278.025
Additions	2.377	981	—	—
Disposals/transfers	(213.604)	(252)	(216.344)	—
Share of results (after tax)	17.258	25.821	—	—
Dividends	(3.332)	(20.576)	—	—
Impairment	—	—	—	(40.189)
At 30 September	75.479	255.126	21.492	237.836

The Group’s and Bank’s associates are as follows:

		Group		Bank
		% of participation		% of participation
		30.09.2007	31.12.2006	30.09.2007	31.12.2006

Social Securities Funds Management S.A.	Greece	40,00%	40,00%	40,00%	40,00%
Phosphate Fertilizers Industry S.A.	Greece	24,23%	24,23%	24,23%	24,23%
Larco S.A.	Greece	36,43%	36,43%	36,43%	36,43%
Siemens Entreprise Communications A.E.	Greece	30,00%	30,00%	30,00%	30,00%
Eviop Tempo S.A.	Greece	21,21%	21,21%	21,21%	21,21%
Teiresias S.A.	Greece	39,34%	39,34%	39,34%	39,34%
Hellenic Countryside S.A.	Greece	20,23%	20,23%	20,23%	20,23%
AGET Heracles Cement Co. S.A.	Greece	—	26,00%	—	26,00%
Pella S.A.	Greece	20,89%	20,89%	20,89%	20,89%
Planet S.A.	Greece	31,18%	31,18%	31,18%	31,18%
Kariera S.A.	Greece	—	35,00%	—	—
Zymi S.A.	Greece	—	32,00%	—	—
Europa Insurance Co. S.A.	Greece	27,71%	23,02%	—	—
UBB AIG Insurance and Reinsurance Company	Bulgaria	57,68%	52,99%	—	—
UBB AIG Life Insurance Company	Bulgaria	57,68%	52,99%	—	—
Drujestvo za Kasova Deinost A.D.	Bulgaria	24,98%	—	—	—

The Bank’s investments in associates are stated at cost less impairment (if any).

On 19 April 2007, the Bank disposed of its investment in AGET Heracles Cement Co. S.A. for a consideration of €321,6 million.  The profit on sale for the Group and the Bank was €108,0 and €104,4 million respectively.

NOTE 19: Property & equipment

The Group’s net additions to the property and equipment during the period amounted to €139.481 whereas the net disposals and write offs amounted to € (74.836).

The Bank’s net additions to the property and equipment during the period amounted to €43.888 whereas the net disposals and write offs amounted to €(49.449).

NOTE 20: Other assets

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006

Accrued interest and commissions	558.467	504.355	540.228	406.477
Tax prepayments and other recoverable taxes	124.563	75.069	89.249	45.847
Private equity: investees assets	124.110	126.835	—	—
Trade receivables	406.288	45.617	33.642	12.984
Assets acquired through foreclosure proceedings	122.414	115.889	67.854	76.817
Receivables from foreclosed assets disposed off	70.100	57.570	70.100	57.570
Prepaid expenses	79.148	53.795	38.987	32.085
Other	1.034.350	578.029	790.573	442.525
Total	2.519.440	1.557.159	1.630.633	1.074.305

Other, in other assets as at 30.09.2007, includes an amount of €219 million (2006: €84 million) relating to balances from securities transactions under settlement.

NOTE 21: Assets and liabilities held for sale and discontinued operations

The Group’s North America segment was sold following the signing of respective agreements for the sale of the two subsidiaries comprising this segment, namely Atlantic Bank of New York (ABNY) and NBG Canada to Community Bank of New York and Nova Scotia Bank respectively.

NBG Canada was sold in February 2006 while the sale of ABNY was concluded in April 2006.

Disposal of North America segment

2006
Consideration received	371.006
Less: cost of investment / net consolidated assets disposed	(250.172)
Profit on disposal	120.834

The results of the operations for the period ended 30 September 2006 have been reclassified under profit from discontinued operations and are summarised as follows:

Discontinued operations

	30.09.2007	30.09.2006
Net interest income	—	17.061
Net fee and commission income	—	1.726
Net trading income	—	(393)
Net result from investment securities	—	249
Other operating income	—	1.465
Personnel expenses	—	(7.037)
General & administrative expenses	—	(3.916)
Depreciation, amortisation and impairment charges	—	(1.351)
Impairment losses / recoveries on loans and advances	—	575
Gain on sale of discontinued operations	—	120.834
Profit before tax	—	129.213
Tax expense (inc. capital gain tax on disposal)	—	(11.139)
Profit for the reporting period from discontinued operations	—	118.074

NOTE 22: Due to banks

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006

Demand deposits due to credit institutions	177.078	237.499	105.428	474.185
Time deposits due to credit institutions	622.791	424.357	445.276	284.418
Interbank deposits and amounts due to ECB	3.683.165	2.422.371	3.254.951	2.155.777
Amounts due to Central Bank	6.258	5.382	5.349	5.155
Securities sold under agreements to repurchase	4.019.423	2.957.239	3.822.792	2.929.419
Other	176.408	185.590	17.794	22.509
Total	8.685.123	6.232.438	7.651.590	5.871.463

NOTE 23: Due to customers

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006
Deposits:
Individuals	44.744.934	41.539.928	37.920.133	36.132.788
Corporates	9.694.510	8.614.527	5.829.520	5.534.297
Government and agencies	2.331.113	2.443.183	2.227.573	2.319.867
Total deposits	56.770.557	52.597.638	45.977.226	43.986.952
Securities sold to customers under agreements to repurchase	74.154	81.762	148.884	118.742
Other	548.815	554.324	458.499	458.970
Total	57.393.526	53.233.724	46.584.609	44.564.664

Included in due to customers are deposits, which contain one or more embedded derivatives. The Group has designated these deposits as financial liabilities at fair value through profit and loss.  The net accumulated loss on these deposits as of 30 September 2007, was approximately €6.367  (2006: €4.143).

NOTE 24: Debt securities in issue

	Group
	Interest rate	30.09.2007	31.12.2006

Mortgage bonds	6,7%	20.684	21.088
Corporate bonds – fixed rate	4,7%	298.966	311.490
Corporate bonds- floating rate	6,6%	1.006	2.035
Fixed rate notes	6,8%	172.636	95.613
Floating rate notes	4,9%	1.758.363	392.470
Total		2.251.655	822.696

On 23 November 2004, Finansbank obtained a loan via a special purpose entity, which issued USD 125 million Series 2004-B fixed rate 6,1014% Notes secured on Finansbank’s Diversified Payment Rights.  The notes have a five-year maturity and interest is paid quarterly, with no principal repayment for two years.

On 15 March 2005, Finansbank obtained a loan via a special purpose entity, which issued USD 500 million Series 2005-A Floating Rate Notes secured on Finansbank’s Diversified Payment Rights.  The notes have a seven-year maturity and interest is paid quarterly, with no principal repayment for three years. Interest on the Series 2005-A Notes is determined as the three-month LIBOR plus 180 bps.

On 24 March 2006, Finansbank obtained a loan via a special purpose entity, which issued USD 110 million bonds with five-year maturity and USD 110 million bonds with a seven-year maturity. Interest is paid semi-annually and it is 6,25% and 6,5% respectively.

On 22 February 2007, NBG Finance plc, a wholly owned subsidiary of the Bank, issued RON 355 million Fixed Rate Notes, guaranteed by the Bank due in February 2012. The notes carry interest of 7,35%, which is paid semi-annually.

On 22 May 2007, NBG Finance plc issued a € 1.500 million Floating Rate Note guaranteed by the Bank. The note is redeemable in May 2009. The note bears a coupon of 3month EURIBOR plus 8 bps and was priced at a re-offer spread of 11 bps. Interest is paid quarterly. The proceeds of the Note were ultimately lent to the Bank and for the Bank are included in account “Other borrowed funds”.

NOTE 25: Other borrowed funds

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006

Subordinated notes - fixed rate	340.219	335.965	714.103	741.458
Subordinated notes – floating rate	—	749.619	995.545	1.770.616
Loans-floating rate	495.133	548.411	1.498.629	—
Loans-fixed rate	155.870	161.860	—	—
Other	452.288	401.532	—	—
Total	1.443.510	2.197.387	3.208.277	2.512.074

On 7 October 2004, Finansbank obtained a subordinated loan via a special purpose entity, which issued USD 200 million Subordinated Callable Notes, with a 10-year maturity, the proceeds of which were lent to Finansbank. Interest, paid annually, is 9% for the first five years and steps up to 11,79% thereafter and there is a repayment option at the end of the fifth year.

On 28 June 2005, NBG Finance plc, a wholly owned subsidiary of the Bank, issued JPY 30 billion Subordinated Callable Fixed Rate Notes guaranteed on a subordinated basis by the Bank due in June 2035. The notes may be redeemed at the option of the Bank in or after June 2015. The notes carry fixed rate interest of 2,755% which is payable semi-annually in arrears. The subordinated loan is carried at fair value since it has been designated as financial liability at fair value through profit and loss (amortised cost as of 30.09.2007 and 31.12.2006, €180.040 and €191.168 respectively).

On 31 March 2006, Finansbank raised TRY 300 million through a credit card secured loan, with a five-year maturity. Interest is paid quarterly and is set at 11,94%.

On 1 December 2006, Finansbank raised USD 700 million through a term loan facility in two tranches and specifically USD 479 million with a two year maturity and interest paid monthly at LIBOR + 42,5 bps and USD 221 million with a three year maturity and interest paid monthly at LIBOR + 60 bps.

On 25 June 2007 (the first call date), NBG Finance plc redeemed the €750 million Subordinated Callable Floating Rate Notes issued in June 2002.

Included in subordinated notes – fixed rate and subordinated notes – floating rate for the Bank are the amounts ultimately lent to the Bank under loan agreements with NBG Finance, representing the proceeds of the securities issued by NBG Funding, which are described in Note 33 “Preferred Securities”. These loans have the same terms with the securities in Note 33 but with a 30 year maturity.

Included in Loans-floating rate, is the amount lent to the Bank, under a loan agreement with NBG Finance, representing proceeds of the €1.500 million Floating Rate Note described in Note 24 “Debt Securities in issue”.

NOTE 26: Insurance related reserves & liabilities

	Group
	30.09.2007	31.12.2006
Insurance reserves
Life
Mathematical reserve	871.991	775.539
Outstanding claims reserve	39.612	35.644
Other	7.829	7.932
Property and Casualty
Unearned premia reserve	162.790	161.260
Outstanding claims reserve	369.047	364.039
Other	384	384
Insurance provisions for policies where the holders bear the investment risk (Unit linked)	422.533	388.768
Total Insurance reserves	1.874.186	1.733.566

Other Insurance liabilities
Liabilities relating to deposit administration funds (DAF)	157.912	152.557
Amounts payable to brokers, agents and sales partners	32.939	29.775
Amounts payable to reinsures	33.468	37.678
Liabilities arising from reinsurance operations	1.552	42
Total	2.100.057	1.953.618

The Group performs a liability adequacy test at the end of each reporting period to assess the adequacy of its insurance liabilities, which are estimated according to the provisions of local insurance law.

NOTE 27: Other liabilities

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006

Accrued interest and commissions	396.298	258.090	372.532	257.934
Creditors and suppliers	291.037	278.512	198.530	220.307
Amounts due to government agencies	269.512	331.609	264.432	325.291
Private equity: liabilities of investee entities	196.085	199.425	—	—
Other provisions	148.125	194.235	26.161	19.989
Taxes payable - other than income taxes	71.012	81.372	9.727	26.514
Current tax liabilities	59.991	59.324	—	—
Accrued expenses and deferred income	99.397	105.912	51.036	62.688
Payroll related accruals	14.467	64.967	2.077	32.487
Dividends payable	13.248	12.892	12.998	12.516
Other	1.612.786	831.396	1.002.583	637.255
Total	3.171.958	2.417.734	1.940.076	1.594.981

Other in other liabilities as at 30.09.2007 include an amount of €223 million (2006: €95 million) relating to balances from securities transactions under settlement and an amount of €588 million relating to liabilities from puttable instruments held by minority shareholders in subsidiaries.

NOTE 28: Contingent liabilities and commitments

a. Legal proceedings

The Group is a defendant in certain claims and legal actions arising in the ordinary course of business. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the consolidated financial position of the Group.

b. Pending Tax audits

The tax authorities have not yet audited all subsidiaries for certain financial years and accordingly their tax obligations for those years may not be considered final. Additional taxes and penalties may be imposed as a result of such tax audits; although the amount cannot be determined at present, it is not expected to have a material effect on Group’s net assets. The Bank has been audited by the tax authorities up to 2004 inclusive.

c. Capital Commitments

In the normal course of business, the Group enters into a number of contractual commitments on behalf of its customers and is a party to financial instruments with off-balance sheet risk to meet the financing needs of its customers. These contractual commitments consist of commitments to extend credit, commercial letters of credit and standby letters of credit and guarantees. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of the conditions established in the contract. Commercial letters of credit ensure payment by a bank to a third party for a customer’s foreign or domestic trade transactions, generally to finance a commercial contract for the shipment of goods. Standby letters of credit and financial guarantees are conditional commitments issued by the Group to guarantee the performance of a customer to a third party. All of these arrangements are related to the normal lending activities of the Group. The Group’s exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit and commercial and standby letters of credit is represented by the contractual notional amount of those instruments. The Group uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments.

Capital Commitments

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006

Commitments to extend credits	28.039.912	23.407.253	15.136.056	13.861.830
Commercial letters of credit	1.365.928	1.113.620	301.122	259.746
Standby letters of credit and financial guarantees written	6.335.598	5.769.479	3.289.917	3.036.973
Total	35.741.438	30.290.352	18.727.095	17.158.549

d. Assets pledged

Assets pledged as collaterals	3.701.037	2.909.822	2.499.372	2.082.583

e. Operating lease commitments

No later than 1 year	58.985	50.705	20.160	19.200
Later than 1 year and no later than 5 years	196.319	177.787	63.212	70.801
Later than 5 years	132.415	116.683	59.506	49.300
Total	387.719	345.175	142.878	139.301

NOTE 29: Share capital, share premium and treasury shares

Share Capital

The total number of ordinary shares as at 30 September 2007 and 31 December 2006 was 475.637.219 and 475.287.219 respectively with a nominal value of €5 per share. The movement is summarised in the following table.

	No of shares	€’000s
At 1 January 2006	339.269.412	1.696.347
Increase of share capital	135.707.764	678.539
Share options exercised	310.043	1.550
At 31 December 2006	475.287.219	2.376.436
Bonus shares through capitalisation of profits	350.000	1.750
At 30 September 2007	475.637.219	2.378.186

Share premium

Following the share capital increase in 2006, the share premium amounts to €2.263.725. The movement is as follows:

	2007	2006
At 1 January	2.263.725	—
Increase of share capital above par value	—	2.321.960
Share options exercised	—	5.829
Share capital issue costs net of tax	—	(64.064)
At 30 September / 31 December	2.263.725	2.263.725

Treasury shares

At 30 September 2007, the Bank and certain subsidiaries held 1.106.467 NBG shares as part of their investment activity representing 0,23% of the issued share capital (2006: 0,19% of the issued share capital).

	Group		Bank
	No of shares	€’000s	No of shares	€’000s
At 1 January 2006	693.960	22.680	35.000	1.085
Purchases	2.265.820	75.767	100.000	3.405
Sales	(2.077.220)	(71.621)	—	—
At 31 December 2006	882.560	26.826	135.000	4.490

Purchases	2.914.234	121.214	900.610	36.375
Sales	(2.690.327)	(109.398)	(583.110)	(21.482)
At 30 September 2007	1.106.467	38.642	452.500	19.383

The Bank’s Annual General Meeting of the Shareholders held on 25 May 2007, approved an own shares buy-back program pursuant to Article 16 par. 5 et seq. of Codified Law 2190/1920, providing for the purchase, by the Bank, of up to 10% of its total shares from 1 June 2007 through 24 May 2008, at a minimum price of €5 and a maximum of €60 per share.

NOTE 30: Reserves & Retained Earnings

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006

Statutory reserve	322.205	306.475	245.790	244.363
Available for sale securities reserve	(9.628)	21.809	(39.640)	(6.805)
Currency translation differences reserve	285.676	11.657	138	(150)
Other reserves and retained earnings	1.006.756	1.643.949	1.490.826	1.245.469
Total	1.605.009	1.983.890	1.697.114	1.482.877

Included in other reserves and retained earnings, as of 30 September 2007, is an amount of €(1.309) million representing the difference between the consideration paid by the Bank, after control was obtained, and the acquired minority interest in Finansbank’s net assets.

The movement in the available for sale securities reserve is as follows:

	Group		Bank
	2007	2006	2007	2006

At 1 January	21.809	42.215	(6.805)	41.139
Net gains / (losses) from changes in fair value of AFS investments	68.389	32.002	45.149	40.876
Net (gains) / losses transferred to income statement	(100.193)	(88.267)	(77.984)	(81.114)
Net additions / disposals from disposed subsidiaries and associates	367	21.330	—	—
Impairment losses on AFS investments	—	209	—	—
At 30 September	(9.628)	7.489	(39.640)	901

NOTE 31: Minority interest

	Group
	2007	2006

At 1 January	610.554	109.997
(Acquisitions) /disposals	(496.078)	606.800
Share of net profit of subsidiaries	15.115	42.670
Movement in the available for sale securities reserve	(5.954)	(5.484)
Foreign exchange differences	4.854	(18.186)
At 30 September	128.491	735.797

NOTE 32: Preferred Securities

	Group
	30.09.2007	31.12.2006

Innovative preferred securities	888.174	908.451
Non-innovative preferred securities	706.949	716.674
Total	1.595.123	1.625.125

NBG Funding Ltd, a wholly owned subsidiary of the Bank, issued the following Non – Cumulative Non Voting Preferred Securities guaranteed on a subordinated basis by the Bank:

Innovative preferred securities:

On 11 July 2003, issued €350 million Series A Floating Rate securities. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part in July 2013 or on any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate is the three-month EURIBOR plus 175 bps until 11 July 2013 and EURIBOR plus 275 bps thereafter, which is paid quarterly.

On 8 November 2006, issued £375 million Series E Fixed/Floating Rate securities. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on November 2016 or on any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate for series E is fixed at a rate of 6,2889% per annum until 8 November 2016 and thereafter floating at a rate of three month LIBOR plus 2,08%. The dividends are payable annually in arrears until 8 November 2016 and thereafter quarterly in arrears.

Non- innovative preferred securities:

On 3 November 2004, issued €350 million Series B and USD 180 million Series C Constant Maturity Swap (“CMS”) Linked securities. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on 3 November 2014 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate for series B is 6,25% the first year and then is determined as the 10 year EUR CMS mid swap rate plus 12,5bps reset every six months and capped at 8% paid semi-annually and for series C is 6,75% the first year and then is determined as the 10 year USD CMS mid swap rate plus 12,5bps reset every six months and capped at 8,5% paid semi-annually.

On 16 February 2005, issued €230 million Series D Constant Maturity Swap (“CMS”) Linked securities. The securities are perpetual and may be redeemed by NBG Funding, in whole but not in part on 16 February 2015 or any dividend date falling thereafter subject to the consent of the Bank of Greece. The preferred dividend rate for series D is 6% until 16 February 2010 and thereafter is determined as the difference of 10-year EUR CMS mid swap rate minus the 2-year mid swap rate multiplied by four subject to a minimum rate of 3,25% and capped at 10% paid annually.

The proceeds of the instruments issued by NBG Funding were lent to NBG Finance through Eurobond issues and ultimately lent to the Bank under loan agreements with the same terms as each one of the instruments referred to above but with a 30 year maturity. For the Bank, these loans are included in Note 26 “Other borrowed funds”.

NOTE 33: Dividend per share

The Bank’s annual ordinary general meeting of its shareholders held on 25 May 2007 approved the payment of a €1 dividend per share for the financial year 2006. Entitled to the dividend were the holders of Bank’s shares as at the closing of the Athens Exchange session of 31 May 2007. As of 1 June 2007, the Bank’s shares are traded ex-2006 dividend. The dividend was paid in full on 11 June 2007.

NOTE 34: Cash and cash equivalents

	Group		Bank
	30.09.2007	30.09.2006	30.09.2007	30.09.2006

Cash and balances with central banks	2.101.591	1.151.906	1.637.964	890.403
Treasury bills	42.548	74.907	617	40.165
Due from banks	1.840.754	2.023.320	2.123.186	1.833.803
Trading securities	61	16.422	—	—
Investment securities	101.113	221	93.361	—
Total	4.086.067	3.266.776	3.855.128	2.764.371

For the purposes of the cash flow statement, cash and cash equivalents consist of the above balances with less than three months maturity from the acquisition date.

NOTE 35: Related party transactions

The nature of the related party relationships for those related parties with whom the Group entered into significant transactions or had significant balances outstanding at 30 September 2007 and 31 December 2006 are presented below. Transactions were entered into with related parties during the course of business at market rates.

a. Transactions with members of the Board of Directors and management

The Group and the Bank entered into banking transactions with members of the Board of Directors, the General Managers and the Assistant General Managers of the Bank and the members of the Board of Directors and key management of the other Group companies, as well as with the close members of family and entities controlled or jointly controlled by those persons, in the normal course of business. The list of the members of the Board of Directors of the Bank is shown under Note 1 General Information. As at 30 September 2007, loans, deposits, other payables and letters of guarantee, at Group level, amounted to €30 million, €132 million, €10 million and €41 million respectively (2006: €34 million. €315 million. €4 million and €26 million respectively), whereas the corresponding figures at the Bank level amounted to €5 million, €4 million, €NIL and €NIL respectively (2006: €2 million, €3 million, €NIL and €NIL respectively). Total compensation to related parties amounted to €24.9 million (30 September 2006: €13.1 million) for the Group and to €10 million (30 September 2006: €6 million) for the Bank. Compensation includes salaries, bonuses and other short-term benefits, post employment and other long-term benefits as well as termination benefits.

b. Other related party transactions

Transactions and balances between the Bank, its subsidiaries and associated companies are set out in the table below. At a Group level, only transactions with associated companies are included, as transactions and balances with subsidiaries are eliminated on consolidation.

Transactions with subsidiaries and associate companies

	Group		Bank
	30.09.2007	31.12.2006	30.09.2007	31.12.2006

Assets
Loans and advances to customers	57.218	54.325	3.216.341	2.652.177

Liabilities
Due to customers	25.840	45.561	4.337.573	3.740.040

Letters of guarantee, contingent liabilities and other off balance sheet accounts	40.425	46.798	109.793	83.375

Income Statement
Interest and commission income	1.850	3.758	124.554	103.129
Interest and commission expense	4.532	5.646	188.793	208.069

NOTE 36: Acquisitions, disposals & other capital transactions

1.Acquisitions and disposals

On 19 October 2006 NBG and the shareholders of P&K Investment Services SA signed an SPA, whereby NBG would acquire 100% of P&K Investment Services SA. The consideration agreed upon amounted to €48,7 million. The main part of the consideration (€43,9 million) was paid to the sellers upon closing. The remaining part will be released to the sellers three years after the acquisition, based on certain conditions including the attainment of key targets set out in the pre-agreed business plan. The transaction was concluded on 21 March 2007, after obtaining all regulatory approvals.

The Balance Sheet as at the acquisition date based on the provisionally determined fair values is as follows:

31.03.2007
Cash and balances with banks	111.378
Trading and investment securities at fair value	5.108
Loans and advances to customers (net)	17.442
Fixed and Intangible Assets	1.182
Other assets	158.328
Total Assets	293.438

Due to customers	95.835
Debt securities in issue	6.844
Other liabilities	160.400
Total liabilities	263.079

Net assets as at 31.03.2007	30.359
% acquired	100%
Net assets acquired	30.359
Consideration agreed	48.873
Goodwill recognized	18.514

Cash and cash equivalents acquired were €12,9 million and include cash and balances from banks and trading securities.

From 8 January up to 29 January 2007, the Bank acquired via the Mandatory Tender Offer 543.009.814 packs of 10 shares of Finansbank (43,44% of its share capital) for a consideration of € 1.733 million. Following the Tender Offer, the Bank’s participation in Finansbank’s share capital increased to 89,44% (excluding put and call arrangements).

From 1 February up to 30 September 2007, the Bank acquired 2.977.735 packs of 10 shares of Finansbank for a consideration of €9,2 million. The goodwill arisen from the above acquisitions, amounted to €1.282 million, was accounted for as described in Note 2.3 to the annual financial statements for the year ended 31 December 2006.

On 24 January 2007, the Bank (Seller) and the International Finance Corporation (IFC) signed an agreement by which IFC would acquire Finansbank shares, up to 5% of its share capital, after the completion of the Mandatory Tender Offer. The agreement is subject to put and call options, for a period of seven-years. The accounting treatment followed for the put option reflects the Group accounting policy as described in Note 2.3 to the annual financial statements for the year ended 31 December 2006. The price per share received from the IFC was determined to be the price per share paid by the Bank to the Finansbank shareholders during the Mandatory Tender Offer. The above transaction was concluded on 5 April, 2007.

On 19 April 2007 the Bank signed an agreement for the sale of its minority shareholding in AGET Heracles to majority shareholders Lafarge Group. Pursuant to this agreement, the Bank sold 18.480.899 shares, representing 26% of the share capital of AGET Heracles. This sale is consistent with the stated strategy of the Bank to focus on its core banking activities and exit from its non-financial participations. The sale price has been agreed at €17,40 per share, or €321,6 million in total and was in line with the average closing price of the last 30 trading days preceding the transaction.

On 10 May 2007, P&K Investment Services SA, sold its subsidiary P&K Mutual Fund Management SA to Millennium Bank A.E for €1,68 million.

On 30 May 2007, the Bank acquired from TBIF Financial Services BV, 100% of the share capital of the TBI Lizing d.o.o, a leasing company in Serbia, for the amount of €2,5 million.

On 24 September 2007, the Bank announced a voluntary takeover bid in cash of €5,50 per share for the 23,08% of the share capital of Ethniki Hellenic General Insurance SA. Up to 30 September 2007, the Bank’s interest in the share capital of the company amounted to 92,37%.

2.Other

On 25 January 2007, the Boards of Directors of the Bank and National Management & Organization Co (Ethnokarta) decided the merger of the two companies through absorption of the latter by the Bank. The date of the Merger Balance Sheets has been set as 31 March 2007. The Bank holds 100% of National Management & Organization Co (Ethnokarta) shares and therefore the Bank’s share capital will not increase following the completion of the merger. The merger was approved by the Ministry of Development on 28 September 2007.

Within February 2007, Serbian branches of the Bank became a subsidiary under the name NBG A.D. Beograd.

On 15 March 2007, the Boards of Directors of the Bank and NBG Venture Capital SA, a wholly owned subsidiary of the Bank, announced the draft agreement for the divestment of the warehousing section of the Bank and the transfer of the section, through absorption, to the latter according to the Divestment Balance Sheet as at March 13, 2007. The NBG Venture Capital SA will increase its share capital by €109.492.401 with the issuance of 37.369.420 new shares with a nominal value of €2,93 each. The divestment was approved by the Annual Ordinary General Meeting of the Bank on the 25 May 2007.

On 16 May 2007, Finansbank, following an application to the General Directorate of Insurance, received permission to establish Finans Emeklilik ve Hayat A.S. as the main shareholder. The company completed its organisational preparations and obtained a licence to conduct life, personal accident and pension business, and is expected to commence operations shortly. The authorised share capital of the company amounts to TRY 20 million.

On 18 May 2007, the Board of Directors of Finansbank decided to increase the share capital of the Bank to TRY 1.400 million from TRY 1.250 million through capitalisation of profits and reserves. The increase was completed on 9 July 2007.

On 24 and 22 May 2007, the Boards of Directors of National Securities S.A. and P&K Securities S.A. respectively, decided the merger of the two companies through absorption of the latter by the former. The date of the Merger Balance Sheets has been set as 31 May 2007.

On 20 June 2007, S.C. Garanta Asigurari S.A. merged with NBG Asigurari SA, through absorption of the latter by the former.

On 3 September 2007, NBG Leasing Serbia established NBG Services d.o.o. Belgrade, a 100% subsidiary, with authorized share capital of RSD 756.

NOTE 37: Group Companies

		Group %		Bank %
		30.09.2007	31.12.2006	30.09.2007	31.12.2006

National Securities S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Ethniki Kefalaiou S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Diethniki Mutual Fund Management S.A.	Greece	100,00%	100,00%	81,00%	81,00%
National Management & Organization Co S.A. – ETHNOKARTA	Greece	—	100,00%	—	100,00%
Ethniki Leasing S.A	Greece	100,00%	100,00%	93,33%	93,33%
National Mutual Fund Management S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Venture Capital S.A.	Greece	100,00%	100,00%	100,00%	—
NBG Bancassurance S.A.	Greece	100,00%	100,00%	99,70%	99,70%
Innovative Ventures S.A. (I-Ven)	Greece	100,00%	100,00%	—	—
Ethniki Hellenic General Insurance S.A.	Greece	92,37%	76,74%	92,37%	76,74%
ASTIR Palace Vouliagmenis S.A.	Greece	78,06%	78,06%	78,06%	78,06%
Grand Hotel Summer Palace S.A.	Greece	100,00%	100,00%	100,00%	100,00%
NBG Training Center S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Ethnodata S.A.	Greece	100,00%	100,00%	100,00%	98,41%
KADMOS S.A.	Greece	100,00%	100,00%	100,00%	100,00%
DIONYSOS S.A.	Greece	99,91%	99,91%	99,91%	99,91%
EKTENEPOL Construction Company S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Mortgage, Touristic PROTYPOS S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Hellenic Touristic Constructions S.A.	Greece	77,76%	77,76%	77,76%	77,76%
Ethnoplan S.A.	Greece	100,00%	100,00%	—	—
Ethniki Ktimatikis Ekmetalefsis S.A.	Greece	100,00%	100,00%	100,00%	100,00%
Audatex Hellas S.A.	Greece	64,66%	53,72%	—	—
National Insurance Brokerage S.A.	Greece	87,75%	72,90%	—	—
P&K Investment Services S.A.	Greece	100,00%	—	100,00%	—
P&K Securities S.A.	Greece	100,00%	—	100,00%	—
Finansbank A.S.(*)	Turkey	99,36%	55,68%	91,46%	55,68%
Finans Leasing (*)	Turkey	61,42%	35,55%	2,55%	—
Finans Invest (*)	Turkey	99,27%	55,72%	0,20%	—
Finans Portfolio Management (*)	Turkey	99,25%	55,73%	0,01%	—
Finans Investment Trust (*)	Turkey	80,80%	47,61%	5,30%	—
IB Tech (*)	Turkey	98,36%	55,12%	—	—
Finans Pension A.S.	Turkey	99,36%	—	—	—
Finansbank Malta Holdings Ltd (*)	Malta	99,36%	55,68%	—	—
Finansbank Malta Ltd (*)	Malta	99,36%	55,68%	—	—
United Bulgarian Bank A.D. - Sofia (UBB)	Bulgaria	99,91%	99,91%	99,91%	99,91%
UBB Asset Management	Bulgaria	99,92%	99,92%	—	—
UBB Insurance Broker	Bulgaria	98,40%	—	—	—
Interlease E.A.D.	Bulgaria	100,00%	100,00%	100,00%	100,00%
Interlease Auto E.A.D.	Bulgaria	100,00%	100,00%	—	—
ETEBA Bulgaria A.D.	Bulgaria	100,00%	100,00%	92,00%	92,00%
ETEBA Romania S.A.	Romania	100,00%	100,00%	100,00%	100,00%
Banca Romaneasca S.A. (*)	Romania	98,88%	98,88%	98,88%	98,88%
Eurial Leasing S.A.	Romania	70,00%	70,00%	70,00%	70,00%
S.C. Garanta Asigurari S.A.	Romania	87,72%	71,57%	—	—
NBG Asigurari S.A.	Romania	—	76,73%	—	—
Vojvodjanska Banka A.D. Novi Sad	Serbia	99,43%	99,43%	99,43%	99,43%
NBG A.D. Beograd	Serbia	100,00%	—	100,00%	—
NBG Leasing d.o.o. Belgrade	Serbia	100,00%	—	100,00%	—
NBG Services d.o.o. Belgrade	Serbia	100,00%	—	—	—
Stopanska Banka A.D.-Skopje (*)	F.Y.R.O.M.	94,64%	92,25%	94,64%	92,25%
NBG Greek Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Emerging Markets Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Estate Fund Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
ETEBA Venture Capital Management Co Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
NBG Cyprus Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
National Securities Co (Cyprus) Ltd	Cyprus	100,00%	100,00%	—	—
NBG Management Services Ltd	Cyprus	100,00%	100,00%	100,00%	100,00%
Ethniki Insurance (Cyprus) Ltd	Cyprus	93,20%	79,27%	—	—
Ethniki General Insurance (Cyprus) Ltd	Cyprus	93,20%	79,27%	—	—
The South African Bank of Athens Ltd (S.A.B.A.)	S. Africa	99,50%	99,50%	91,43%	91,43%
NBG Luxembourg Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
NBG Luxfinance Holding S.A.	Luxembourg	100,00%	100,00%	94,67%	94,67%
NBG International Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Ltd	United Kingdom	100,00%	100,00%	—	—
NBG Finance Plc	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBG Funding Ltd	United Kingdom	100,00%	100,00%	100,00%	100,00%
NBGI Private Equity Funds	United Kingdom	100,00%	100,00%	—	—
NBG International Inc. (NY)	U.S.A.	100,00%	100,00%	—	—
NBG International Holdings B.V.	The Netherlands	100,00%	100,00%	100,00%	100,00%

(*)  % of participation includes the effect of put and call option agreements

NOTE 38: Events after the balance sheet date

On 4 October 2007, the Board of Directors of NBG A.D. Belgrade proposed a share capital increase of €32 million. The proposal is subject to approval by the General Meeting of the shareholders of NBG A.D. Belgrade.

On 8 October 2007, Astir Palace Vouliagmenis S.A. announced a voluntary retirement scheme, which lasted until 19 October 2007. 81 employees retired and the total cost after tax to the company is estimated to €990.

On 9 October 2007, NBG Finance plc issued a USD 300 million Floating Rate Note guaranteed by the Bank. The note matures on 9 October 2009. The note bears a coupon of 3month EURIBOR plus 8 bps. Interest is paid quarterly.

On 30 October 2007, Ethniki Kefalaiou S.A. disposed of the entire amount of its NBG shares (treasury shares) amounting to 653.826 at an average price of €46,78 per share.

In October 2007, the Bank exercised its minority buy-out option for Vojvodjanska Bank and through a Public Tender Offer acquired 1.727 common shares at a price of RSD70.000 per share. After this share purchase, the Bank is the only shareholder of Vojvodjanska Bank and the Bank applied to the Serbian Securities and Exchange Commission for delisting of Vojvodjanska Bank.

On 8 November 2007, the Board of Directors of the Bank approved the issue of 506.500 share options under Program A at €23,80 per share and the same vesting conditions. Also, the Board of Directors of the Bank approved the issue of 2.984.100 share options at €23 per share under Program B. 15% of Program B shares will vest on 30 November 2007 with the remaining vesting until 2010 at a pattern of 15%, 30% and 40% at each subsequent year and achievement of certain performance criteria (EPS minimum ratio).

On 14 November 2007, the Board of Directors of Vojvodjanska Bank proposed a share capital increase of €53 million. The proposal is subject to approval by the General Meeting of the shareholders of Vojvodjanska Bank.

On 16 November 2007, Finansbank A.S. obtained a syndication loan amounting to USD425 million. The loan matures in 2008 and the interest rate is set to LIBOR plus 0,25%.

On 19 November 2007, the Board of Directors of Vojvodjanska Bank proposed the merger of the Vojvodjanska Bank with NBG A.D. Belgrade through absorption of the latter by the former. The proposal is subject to approval by the General Meeting of the shareholders of Vojvodjanska Bank.

Up to 26 November 2007, the Bank’s interest in the share capital of Ethniki Hellenic General Insurance S.A. amounted to 99,30% and the Bank, in accordance with the regulation, applied to Capital Market Commission for acquisition of the remaining part of the share capital, with further intention to de-list the company from the Athens Stock Exchange.

On 27 November 2007, the Management of Ethniki Hellenic General Insurance S.A., in agreement with the Labour Union of the company, announced a voluntary retirement scheme for the employees of the entity. The exact number of the retired employees and the estimated cost will be determined by the end of 2007.

NOTE 39: Foreign exchange rates

		Fixing	Average
FROM	TO	30.09.2007	1.1 - 30.09.2007

ALL	EUR	0,00812	0,00834
BGN	EUR	0,51130	0,51288
CYP	EUR	1,71174	1,72335
EGP	EUR	0,12491	0,13295
GBP	EUR	1,43513	1,47875
MKD	EUR	0,01634	0,01664
RON	EUR	0,29903	0,30460
TRY	EUR	0,58278	0,55610
USD	EUR	0,70527	0,74433
RSD	EUR	0,01268	0,01283
ZAR	EUR	0,10250	0,10430

NOTE 40: Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current presentation

Income Statement

	Group			Bank
		30.09.2006			30.09.2006
€000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified

Fee and commission income	407.926	416.140	(8.214)	235.804	244.018	(8.214)
Net fee and commission income	373.615	381.829	(8.214)	192.359	200.573	(8.214)
Net other operating income	127.858	119.644	8.214	42.757	34.543	8.214
Total operating income	2.119.363	2.119.363	—	1.529.739	1.529.739	—
-
General, administrative expenses & other operating expenses	(298.687)	(276.468)	(22.219)	(166.823)	(154.730)	(12.093)
Other operating expenses	—	(22.219)	22.219	—	(12.093)	12.093

Income Statement

	Group			Bank
		1.7-30.09.2006			1.7-30.09.2006
€000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified

Fee and commission income	158.045	160.718	(2.673)	76.404	79.077	(2.673)
Net fee and commission income	141.162	143.835	(2.673)	61.371	64.044	(2.673)
Other operating income (net)	28.723	26.050	2.673	6.017	3.344	2.673
Total operating income	777.814	777.814	—	475.643	475.643	—
-
General, administrative expenses & other operating expenses	(116.095)	(109.233)	(6.862)	(58.421)	(55.024)	(3.397)
Other operating expenses	—	(6.862)	6.862	—	(3.397)	3.397

Balance Sheet

	Group			Bank
		31.12.2006			31.12.2006
€000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Other assets	1.557.159	1.718.252	(161.093)	1.074.305	1.235.398	(161.093)
Total assets	76.408.559	76.569.652	(161.093)	61.145.069	61.306.162	(161.093)

Other liabilities	2.417.734	2.578.827	(161.093)	1.594.981	1.756.074	(161.093)
Total liabilities	67.575.655	67.736.748	(161.093)	55.026.521	55.187.614	(161.093)
						—

Cash Flow Statement

	Group			Bank
		30.09.2006			30.09.2006
€000’s	As restated	As previously reported	Reclassified	As restated	As previously reported	Reclassified
Cash flows from operating activities
Profit for the period from continuing operations	716.002	716.002	—	537.840	537.840	—
Non-cash items included in profit and other adjustments	193.557	145.461	48.096	90.737	89.574	1.163
Net (increase) / decrease in operating assets	(1.585.199)	(1.585.199)	—	(451.336)	(451.336)	—
Net increase / (decrease) in operating liabilities	(54.366)	(6.270)	(48.096)	(425.339)	(424.176)	(1.163)
Net cash flow from/(used in) operating activities from continuing operations	(730.006)	(730.006)	—	(248.098)	(248.098)	—

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Efstratios-Georgios (Takis) Arapoglou
(Registrant)

Date : 29th November, 2007
Chairman - Chief Executive Officer